

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2024

John Thatch
Chief Executive Officer
HWH International Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

   Re: HWH International Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed May 20, 2024
     File No. 333-278560

Dear John Thatch:

  We have reviewed your amended registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 13, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1

Executive Compensation, page 38

1. The disclosure in this section appears dated and focused on Alset Capital Acquisition Corp. (the former special purpose acquisition company) rather than the company. Please revise to provide the executive compensation information for the company as required by Item 402 of Regulation S-K and Item 11(l) of Form S-1.

Certain Relationships and Related Party Transactions, page 39

2. We note your disclosure regarding entry into a Credit Facility Agreement with Alset Inc. on April 24, 2024. We also note that you have obtained a letter of financial support from Alset International Limited and Alset Inc. Please expand your disclosure in this section to include the Credit Facility Agreement and, if applicable, the letter of financial support. Refer to Item 404 of Regulation S-K and Item 11(n) of Form S-1. Additionally, we note

that Notes 9, 10 and 11 to the company's interim financial statements appear to disclose additional related party transactions not disclosed in this section. Please revise to disclose and provide the information required by Item 404 of Regulation S-K.

Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Darrin Ocasio